Exhibit 99.1

Biofrontera AG: Managers’ transactions announcement according to article 19 MAR

Managers’ transactions announcement according to article 19 MAR

Leverkusen, Germany (pta/23.11.2020/16:52) – Announcement

1	Details of the person discharging managerial responsibilities/person closely associated

a)	Name	Thomas Schaffer

2	Reason for the notification

a)	Position/status	Member of the managing body

b)	Initial notification

3	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor

a)	Name	Biofrontera AG

b)	LEI	391200D6GFSVFGFQTL13

4	Details of the transaction(s)

a)	Description of the financial instrument, type of instrument	Debt instrument

	Identification code	DE000A3E4548

b)	Nature of the transaction	Another
1294 shares (DE0006046113) due to execution of the mandatory conversion

c)	Price(s)	Volume(s)

	0.00 EUR	0.00 EUR

d)	Aggregated price	Aggregated volume

	0.00 EUR	0.00 EUR

e)	Date of the transaction	20.11.2020 UTC+1

f)	Place of the transaction	Outside a trading venue

(end)

emitter: Biofrontera AG

address: Hemmelrather Weg 201, 51377 Leverkusen

country: Germany

contact person: Investor Relations

phone: +49 (0) 214 87 63 20

e-mail: ir@biofrontera.com

website: www.biofrontera.com

ISIN(s): DE0006046113 (share)

stock exchanges: regulated market in Dusseldorf, Frankfurt; free market in Munich, free market in Stuttgart; open market in Berlin, Tradegate other stock exchanges: Nasdaq

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